SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #4

                   Under the Securities Exchange Act of 1934




                                 SEPRACOR INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.10 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  817315 10 4
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                         Harry R. Benz
General Counsel                                  Hoechst Corporation
Hoechst Marion Roussel, Inc.                     Route 202-206
9300 Ward Parkway                                P.O. Box 2500
Kansas City, Missouri 64114                      Somerville, NJ 08876-1258
(816) 966-4000                                   (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               November 13, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].


                                  Page 1 of 6

                           There is no Exhibit Index

CUSIP No.  817315 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                  WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             1,111,111
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        1,111,111
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          1,111,111
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     4.29%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

CUSIP No.  817315 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ x ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,111,111*

Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,111,111*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,111,111*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     4.29%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Hoechst Corporation disclaims beneficial ownership of these securities (See Item 2 (a) - (c), (f)).

     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Sepracor, Inc. (the "Issuer"), of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI", formerly Marion Merrell Dow Inc. ("MMD")), and Hoechst Corporation, a Delaware corporation ("Parent"), is filed to solely to report the termination of HMRI's and Parent's obligations to report beneficial ownership of the Issuer's Common Stock on Schedule 13D.

     Item 5(e) of this Statement on Schedule 13D is hereby amended to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     (e) HMRI and Parent ceased to be the beneficial owner and possible deemed beneficial owner of more than five percent of the Issuer's Common Stock on November 13, 1995, based on the number of shares issued and outstanding on that date as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: February 21, 1996                 By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President, Assistant
                                             General Counsel, and
                                             Assistant Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  February 21, 1996                By:  /s/ David A. Jenkins
                                             David A. Jenkins
                                             Vice President, Secretary &
                                             General Counsel